Exhibit 12.3

Ameren Illinois Company

Computation of Ratio of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	00000000000000	00000000000000
	Six Months Ended June 30, 2011	Year Ended December 31, 2010
Net income from continuing operations	$71,728	$212,547
Add- Taxes based on income	46,506	136,614

Net income before income taxes	118,234	349,161

Add- fixed charges:
Interest on short-term and long-term debt (a)	68,139	152,667
Estimated interest cost within rental expense	1,812	3,899
Amortization of net debt premium, discount, and expenses	2,659	5,250

Total fixed charges	72,610	161,816

Earnings available for fixed charges	190,844	510,977

Ratio of earnings to fixed charges	2.63	3.15

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	1,512	4,435
Adjustment to pretax basis	980	2,396

	2,492	6,831

Combined fixed charges and preferred stock dividend requirements	$75,102	$168,647

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.54	3.02

(a)	Includes interest expense related to uncertain tax positions